February 27, 2003

U.S. Securities and Exchange Commission

(EDGAR FILING)

Gentlemen:

Enclosed is a copy of the disclosure letter we filed today with the Philippine Stock Exchange and the Securities and Exchange Commission regarding the news article entitled “PLDT sees P5.9-B net income for 2002” published in the February 27, 2003 issue of The Philippine Star (Internet Edition).

Thank you.

Very truly yours, PHILIPPINE LONG DISTANCE TELEPHONE COMPANY FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

SECURITY CODE: CM-040

February 27, 2003

Philippine Stock Exchange, Inc.

Disclosure Department

4th Floor, PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Mr. Jose G. Cervantes

Senior Vice President

Ladies and Gentlemen:

We refer to your fax letter dated February 27, 2003 requesting for clarification/confirmation of the news article entitled “PLDT sees P5.9-B net income for 2002” published in the February 27, 2003 issue of The Philippine Star (Internet Edition).

At a meeting with the press, our President and CEO, Mr. Manuel V. Pangilinan responded to a question regarding analysts' estimates of PLDT's 2002 net income by saying that he expected PLDT's 2002 net income to be at the higher end of a range of P5.3 to P5.9 billion.

Mr. Pangilinan stressed that PLDT would announce its full year 2002 audited financial results by March 25, 2003.

Mr. Pangilinan also indicated that capital expenditures in 2003 for Smart and PLDT is estimated at P15.0 billion.

Any reference to PLDT' financial performance for 2002 prior to the formal announcement and any other such forward looking statements must be viewed with caution and as merely indicative.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Enc.

February 27, 2003

SECURITIES & EXCHANGE COMMISSION

Corporate Finance Department

SEC Building, EDSA

Mandaluyong City

Attention : Atty. Justina F. Callangan

Director, Corporate Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17 1(b) of the Securities Regulation Code, we are submitting herewith five (5) copies of our letter dated February 27, 2003 to the Philippine Stock Exchange, Inc. (“PSE”) in connection with the news article entitled “PLDT sees P5.9-B net income for 2002” published in the February 27, 2003 issue of The Philippine Star (Internet Edition).

Thank you.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

MLCRC:amq

Enc.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

1.                  27 February 2003

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664; 814-3552

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.             Securities registered pursuant to Sections 8 of the Securities Regulation Code

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a copy of our letter to the Philippine Stock Exchange, Inc. (“PSE”) dated February 27, 2003 in connection with the news article entitled “PLDT sees P5.9-B net income for 2002” published in the February 27, 2003 issue of The Philippine Star (Internet Edition).

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: 27 February 2003

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

The Philippine Stock Exchange, Inc.

To : ATTY. MA. LOURDES RAUSA-CHAN

Company : Philippine Long Distance Telephone Company

Subject : “PLDT sees P5.9-B net income for 2002”

Sent : Thursday, February 27, 2003

Dear Atty. Rausa-Chan:

This is in reference to the attached news article entitled “PLDT sees P5.9-B net income for 2002” published in the February 27, 2003 issue of The Philippine Star (Internet Edition). The article reported that:

”Telecommunications giant Philippine Long Distance Telephone Co. (PLDT) is looking at a consolidated net income for 2002 of P5.9 billion, or 72.6 percent more than the previous year, mainly driven by wireless subsidiary Smart Communications.

This as PLDT revealed that it is investing about P15 billion this year both for its fixed and mobile businesses, even as the company expects to further reduce debt levels of its landline business and projects higher dividend payout from its investments in Smart.

PLDT president and chief executive officer Manuel V.Pangilinan expressed optimism that the company’s consolidated net income for 2002 will hit around P5.9 billion, representing a 72.6 percent growth from its P3.418 billion net income registered in 2001. PLDT was supposed to release its 2002 financial report this month but moved it to next month following the change in its external auditors. x x x”

We would like to request for clarification/confirmation of the said news article.

In view of this, please make a prompt, full, fair and accurate written disclosure on the foregoing matter before 11:00 a.m. today, February 27, 2003, so that we may properly apprise the Trading Participants and the investing public of the same.

Respectfully yours,

RAQUEL R. ANGELES

Analyst, Disclosure Department

Noted by:

TRISHA M. ZAMESA

Head, Disclosure Department